UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Enova Systems, Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
29355M200
(CUSIP Number)
March 27, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29355M200	Page	2	of	6

1	NAMES OF REPORTING PERSONS Shell Asset Management Company BV

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	The Netherlands

	5	SOLE VOTING POWER

NUMBER OF		1,500,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,500,000

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,500,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

SCHEDULE 13G

Item 1(a)	Name of Issuer:
The name of the issuer to which this filing on Schedule 13G relates is Enova Systems, Inc. (the “Company”).

1(b)	Address of Issuer’s Principal Executive Offices:
The principal executive offices of the Company are located at 19850 South Magellan Drive, Torrance, California 90502.

Item 2(a)	Name of Person Filing:
This statement is being filed on behalf of Shell Asset Management Company BV (the “Reporting Person”).

2(b)	Address of Principal Business Office or, if none, Residence:
The principal business address of the Reporting Person is Sir Winston Churchillaan 366H, 2285 SJ Rijswijk ZH, The Netherlands.

2(c)	Citizenship:
     The Reporting Person is organized under the laws of The Netherlands.

2(d)	Title of Class of Securities:
The class of equity securities of the Company to which this filing on Schedule 13G relates is Common Stock, no par value (“Common Stock”).

2(e)	CUSIP Number:
The CUSIP number of the Company’s Common Stock is 29355M200.

Item 3	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a: Not Applicable

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
	☐	If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4(a)	Amount beneficially owned
This Schedule 13G is being filed on behalf of the Reporting Person. The Reporting Person may be deemed to beneficially own in the aggregate 1,500,000 shares of Common Stock of the Company representing, in the aggregate, 7.8% of the Company’s outstanding Common Stock. The percentage of Common Stock held by the Reporting Person is based on 17,156,000 shares of Common Stock of the Company outstanding as of March 4, 2008 as reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 plus an additional 2,131,274 shares of Common Stock that were issued and sold by the Company on April 3, 2008 as reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 4, 2008.

4(b)	Percent of Class:
See Item 4(a) hereof.

4(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 1,500,000

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 1,500,000

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or less of a Class:
Not Applicable

Item 6	Ownership of more than Five Percent on behalf of another person:
The Reporting Person is an asset manager licensed by the Netherlands Securities Regulator and manages assets of The Shell Group and its subsidiaries and affiliates, including certain pension plans organized for the benefit of employees of The Shell Group. As such, The Shell Group and such subsidiaries and affiliates, including such pension plans, have the right to the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock reported in this Schedule 13G.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable

Item 8	Identification and Classification of Members of the Group:
Not Applicable

Item 9	Notice of Dissolution of Group:
Not Applicable

Item 10	Certifications:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 10, 2008

Shell Asset Management Company BV
By:	/s/ Sijb Bartlema
	Name:	Sijb Bartlema
	Title:	Authorized Signatory

By:	/s/ Peter Wit
	Name:	Peter Wit
	Title:	Authorized Signatory